Exhibit 1

Pursuant to the decision by Endesa’s Board of Directors to delist its ADRs from the New York Stock Exchange and deregister and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, on December 7, 2007, Endesa filed a Form 15F with the SEC to deregister and terminate such reporting obligations, which can be found on the SEC EDGAR database under Endesa’s original registered name, National Electric Co.

In addition, on November 27, 2007, Endesa filed a Form 25 with the SEC, pursuant to which the last day of trading of Endesa’s ADRs on the New York Stock Exchange was December 6, 2007.  The deposit agreement relating to Endesa’s ADRs will terminate as of December 24, 2007.

Endesa will continue making available to investors, through its corporate website (www.endesa.es), material financial information, press releases and other documents in English.

December 7, 2007